Exhibit 99.1

BrilliA Announces 15 Percent Revenue Growth, Earnings of $2.8 Million, for Year Ended March 31, 2025

SINGAPORE, July 22, 2025 – BrilliA Inc (NYSE America: BRIA) (“BRIA” or “the Company”), a comprehensive one-stop service and solution provider for ladies' intimate apparel brands worldwide, today announced that, for the fiscal year ended March 31, 2025, the Company achieved revenue of $64,391,000, a 15 percent improvement compared with revenue of $55,964,000 for the fiscal year ended March 31, 2024.

The Company reported earnings of $2,819,000 for fiscal 2025, or $0.12 per share, compared with earnings of $3,284,000 for fiscal 2024, or $0.15 per share.

BrilliA’s increase in revenue in fiscal 2025 was primarily driven by a significant rise in sales of brassieres, tops, and swimsuits, partially offset by a decline in bodysuit sales. Geographically, the Company’s fastest growing market was North America, whose imports from BrilliA increased by $10,762,000, or 24 percent, in fiscal 2025. This increase was partially offset in Europe, where imports from the Company declined by $3,165,000, or 35.5 percent, compared to fiscal 2024.

The Company’s gross profit margin improved to 15.8 percent in fiscal 2025, up from 14.8 percent in fiscal 2024, primarily due to enhanced cost control measures, including more efficient material sourcing and improved management of manufacturing costs.

Operating expenses increased by $2,221,000, or 46.6 percent, in fiscal 2025, primarily driven by higher depreciation charges, employee-related costs, and professional fees associated with the Company’s listing activities.

As a result of the above-mentioned factors, the Company’s net income for fiscal 2025 decreased by $465,000 compared with the previous fiscal year.

Cash and cash equivalents at March 31, 2025, were $7,703,000 compared with $6,384,000 on March 31, 2024. Total liabilities on March 31, 2025, was $10,334,000 compared with $19,048,000 on March 31, 2024.

Net cash provided by financing activities in the fiscal year ended March 31, 2025, was $6,708,000, compared with net cash used in financing activities of $2,750,000 in the fiscal year ended March 31, 2024. Net cash used in operating activities in fiscal 2025 was $4,520,000, compared with net cash provided by operating activities of $144,000 in fiscal 2024. Net cash used in investing activities was $887,000 in fiscal 2025, while net cash provided by investing activities was $49,000 in the previous fiscal year.

Weighted average number of ordinary shares for fiscal 2025 was 23,342,466 (basic and diluted), compared with 22,500,000 (basic and diluted) for fiscal 2024.

“We are pleased with our financial performance in 2024, which marks another consecutive year of strong profitability.” said BrilliA’s chief executive, Kendrew Hartanto. “This profit was largely the result of multiple factors, including our 15 percent revenue increase as well as our revamped cost control measures, both of which helped us to improve our gross margin.

“Despite the tariff headwinds, we expect North American sales to continue gaining momentum, and our European sales to improve due to our cooperation framework with the French luxury lingerie brand, Maison Lejaby. We also anticipate that our recent agreement, which expands our manufacturing capacity in Cambodia, will enable us to competitively enter the Canadian market duty-free and achieve preferential treatment under the EU’s EBA program, thereby adding at least $5 million to our fiscal 2026 revenue.

“We also expect our proprietary DIANA lingerie brand, which is targeted to younger, fashion-conscious consumers, to begin producing additional revenue in Indonesia, Singapore, and other ASEAN countries in the next few quarters.”

Mr. Hartanto said he looked forward to sharing numerous positive developments with shareholders “in the near future.”

About BrilliA Inc

BrilliA is a comprehensive one-stop service and solution provider for over 30 ladies' intimate apparel brands worldwide, managing sourcing, design, prototyping, supply chain, logistics, and quality control. The Company works with major international companies, including Fruit of the Loom, Hanes Brands Inc., and H&M.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. These statements include, but are not limited to, statements regarding BrilliA’s business strategy, market opportunities, future performance, and operational outlook. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, but not limited to, global economic conditions, supply chain disruptions, customer demand, pricing pressures, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

BrilliA undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. BrilliA does not guarantee future results and undertakes no obligation to update these statements, except as required by law. Investors are encouraged to review BrilliA’s filings with the U.S. Securities and Exchange Commission (SEC) for additional risk factors.

For further information, please contact:

BrilliA Inc Contact:
220 Orchard Road, Unit 05-01, Midpoint Orchard
Singapore 238852
(+65) 6235 3388
Email: info@brilliaincorporated.com

Investor Relations Inquiries:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2024 AND 2025

	2024	2025
	USD’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment, net	98	136
Right-of-use assets	17	1,580
Other investments	—	1,000
Deferred offering costs	837	—
Total non-current assets	952	2,716

Current assets
Inventories	7,094	7,281
Trade and other receivables	12,204	10,406
Amounts due from related parties	459	235
Income tax recoverable	59	67
Cash and cash equivalents	6,384	7,703
Total current assets	26,200	25,692

Total assets	27,152	28,408

LIABILITIES AND EQUITY

Non-current liabilities
Lease liabilities	—	1,299
	—	1,299
Current liabilities
Trade and other payables	16,686	5,393
Amount due to directors	—	3
Amount due to shareholders	57	52
Amount due to related parties	—	125
Lease liabilities	—	382
Income tax payable	2,305	3,080
Total current liabilities	19,048	9,035
Total liabilities	19,048	10,334

Capital and reserves
Share capital	6,661	13,848
Merger reserve	(5,913)	(5,913)
Translation reserve	(144)	(180)
Retained earning	7,488	10,303
	8,092	18,058

Non-controlling interests	12	16
Total shareholders’ equity	8,104	18,074

Total liabilities and equity	27,152	28,408

BRILLIA INC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE FINANCIAL YEARS ENDED MARCH 31, 2023, 2024 AND 2025

	March 31, 2023	March 31, 2024	March 31, 2025
	USD’000	USD’000	USD’000
Revenue
- Third parties	52,927	55,964	63,733
- Related parties	-	-	658
Cost of materials	(28,505)	(30,728)	(35,527)
Contract manufacturers charges	(15,288)	(16,596)	(18,433)
Gross profit	9,134	8,640	10,431
Other income	10	120	180
Depreciation of property, plant and equipment	(31)	(36)	(47)
Depreciation of right-of-use assets	(184)	(163)	(412)
Employee benefit expense	(2,247)	(2,295)	(3,373)
Other expenses	(1,389)	(2,032)	(3,040)
Finance costs	(31)	(9)	(116)
Net loss on impairment of financial assets	(18)	(236)	(4)
Profit before income taxes	5,244	3,989	3,619
Income tax expenses	(885)	(705)	(800)
Profit for the financial period	4,359	3,284	2,819

Other comprehensive income

Loss on foreign currency translation	(49)	(97)	(36)
Other comprehensive income, net of tax	(49)	(97)	(36)
Total comprehensive income for the period	4,310	3,187	2,783

Profit attributable to:
Owners of the parent	4,354	3,281	2,815
Non-controlling interest	5	3	4
	4,359	3,284	2,819

Total comprehensive income attributable to:
Owners of the parent	4,305	3,184	2,779
Non-controlling interest	5	3	4
	4,310	3,187	2,783

Weighted average number of ordinary shares
basic and diluted	22,500,000	22,500,000	23,342,466
Earnings per share attributable to ordinary shareholders
basic and diluted	0.19	0.15	0.12

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